SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
THE ANNUAL GENERAL MEETING OF BRASKEM S.A.
 TO BE HELD ON APRIL 30, 2020

GED - 4776072v1

A MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment to the continuous pursuit of the best Corporate Governance practices, we have prepared this manual for Shareholders’ participation in the Company’s Annual General Meeting, to be held on April 30, 2020, at 10:30 a.m., at the principal place of business of Braskem S.A., located at Rua Eteno, nº 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia (respectively, “Manual, “Shareholders”, “Meeting”, and “Company”). The Meeting was called to resolve on the following matters:

1.              Resolve on the election of members of the Company’s Board of Directors and alternates;

2.              Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

3.              Resolve on the election of members of the Company’s Fiscal Council and their alternates; and

4.              Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

Given that until 12:00 pm on March 30, 2020, the Company and its auditors had not completed the work related to the Financial Statements for the fiscal year ended on December 31, 2019, the Company's management decided to send to the newspapers the call notice for the Annual General Meeting to resolve on the other matter subject to the Annual General Meeting as mentioned above and, as soon as such works for the conclusion of the referred Financial Statements are finalized, the Extraordinary General Meeting will be called to deliberate on the Management Report and the respective Management Accounts and Financial Statements for the fiscal year ended December 31, 2019.

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to said resolution is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP 05501-050, under the care of the Company’s Investors Relations Department, at the websites of the Company (www.braskem-ri.com.br) and of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br). The documents referred to in articles 9, 10, and 12 of CVM Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), were duly presented to the CVM through the Empresas.Net System.

Shareholders’ Participation

Shareholders may participate in person or by proxy duly appointed, or through remote voting ballot (“Ballot”), and the detailed guidelines regarding the documentation required for remote voting are set forth in the Call Notice and in the Company's Ballot made available pursuant to the applicable legislation and regulation, and in item 12.2 of the Company's Reference Form. In the section “General Information”, we provide additional information on the participation in the General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian shareholders, and provided that the documents are notarized, consularized and apostilled, as the case may be, and accompanied by a sworn translation.

American Depositary Receipts Holders

American Depositary Receipts Holders are represented by The Bank of New York Mellon (“BONY”), as depositary institution, pursuant to the Deposit Agreement entered into with the Company.

Forwarding the Documentation

With the purpose of expediting the works of the General Meeting, the documents requested in the items above, which allow for the participation or representation of the Shareholder in General Meetings, are requested to be forwarded within seventy-two (72) hours prior to the date scheduled for the General Meeting: (i) necessarily to the email braskem-ri@braskem.com.br, requesting receipt confirmation; and (ii) to the following address:

Braskem S.A.
C/O Isis Azevedo Diniz- Legal Department
Rua Lemos Monteiro, nº 120, 22° andar, Butantã

CEP 05501-050, São Paulo – SP, Brazil

However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Voting Obstructions

Pursuant to Law No. 6,404, of December 15, 1976, as amended, a shareholder may not vote on resolutions of the general meeting related to the appraisal report of assets which she/he contributed to form the company’s capital stock and to the approval of her/his management accounts, or on any other resolutions which may specifically benefit her/him or in which she/he and the company may have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a shareholder, which prevents her/him from voting in the meeting, or in another legal event of vote obstruction, and if the shareholder herself/himself has not declared her/his obstruction, the chairman or the secretary of the general meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such shareholder, before voting on the matter. The chairman of the meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of the CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

ANNUAL GENERAL MEETING

OF APRIL 30, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Annual General Meeting that will take place on April 30, 2020, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1.               Resolve on the election of members of the Company’s Board of Directors and alternates;

2.              Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

3.              Resolve on the election of members of the Company’s Fiscal Council and their alternates; and

4.              Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

Given that until 12:00 pm on March 30, 2020, the Company and its auditors had not completed the work related to the Financial Statements for the fiscal year ended on December 31, 2019, the Company's management decided to send to the newspapers the call notice for the Annual General Meeting to resolve on the other matter subject to the Annual General Meeting as mentioned above and, as soon as such works for the conclusion of the referred Financial Statements are finalized, the Extraordinary General Meeting will be called to deliberate on the Management Report and the respective Management Accounts and Financial Statements for the fiscal year ended December 31, 2019.

Camaçari/BA, March 31, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) encompassing all documentation related to the matters included in the Agenda, the remote voting ballot (“Ballot”), the other documents provided for in CVM Ruling No. 481, of December 17, 2009, (“CVM Ruling 481”) (except with respect to the Financial Statements)  and other relevant information for the exercise of voting rights in the Meeting, were made available to the Company's shareholders on this date, as provided for in CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of the Company (www.braskem-ri.com.br).

2. For the purposes provided for in article 141 of the Corporations Law and the CVM Ruling 165, of December 11, 1991, as well as in article 4 of CVM Ruling 481, the minimum voting capital percentage to request that the multiple vote system be adopted to elect the members of the Company’s Board of Directors at the Meeting is five percent (5%). However, it should be clarified that the adoption of this type of voting is not a possible scenario for the Company, considering the number of outstanding common shares issued by the Company does not reach the referred quorum.

3. The participation of the Shareholder may be done in person or by proxy duly appointed, or through remote voting ballot, the detailed guidelines regarding the documentation required for remote voting are set forth in the Ballot. We describe below additional information on the participation in the Meeting:

(a)         In person or by Proxy: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, nº 120, 22º andar, City of São Paulo, State of São Paulo, CEP 05501-050, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Shareholder or his/her legal representative must attend the Meeting having his/her valid identity documents and meet the provisions of the Management Proposal as to the need for submitting additional documents for exercising specific rights. However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

(b)         Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or call 0800 7209285 (other locations), or send an e-mail to atendimentoescrituracao@itau-unibanco.com.br or visit https://www.itau.com.br/investmentservices/assembleia-digital/; or (iii) directly to the Company, according to the guidelines set forth in the Company's Management Proposal and in item 12.2 of the Company's Reference Form.

4. As widely reported in the media, considering the recent updates of COVID-19 cases in Brazil, the Company strongly suggests that preference be given to the Ballot for purposes of attendance in the Meeting.

 5. Based on the Health, Security and Environment (HSE) Standards in force in the Company’s headquarters, which set forth the guidelines to control the access and movement of people and vehicles in the indoor and outdoor areas of the headquarters, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of  training on the basic HSE instructions in force in the Company, which are available for consultation at its headquarters.

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Associação Brasileira da Indústria Química – ABIQUIM:	www.abiquim.org.br

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EXHIBIT 1: FORM OF PROXY - INDIVIDUAL

P R O X Y

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and constitutes as their attorney-in-fact _____________________________, to which they grant special powers to represent the interests of the Grantor in the Annual General Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on April 30, 2020, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______ ___________ , 2020.

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EXHIBIT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

P R O X Y

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Annual General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on April 30, 2020, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______ ___________, 2020.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.